SANTA FE FINANCIAL CORPORATION
                         820 Moraga Drive
                    Los Angeles, California 90049
                     Telephone: (310) 889-2500
                     Facsimile: (310) 889-2525


Via Electronic Submission

September 25, 2008

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Santa Fe Financial Corporation, Form 10-KSB for Fiscal Year Ended June 30, 2008; Commission File No. 0-6877

Ladies/Gentlemen:

On behalf of Santa Fe Financial Corporation, we are filing the Company's
Annual Report on Form 10-KSB for the fiscal year ended June 30, 2008 by electronic submission. The financial statements in the report do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Sincerely,

/S/ Michael G. Zybala

Michael G. Zybala
Vice President, Secretary
and General Counsel